

boom.boom
As seen on
SHARK TANK
boom.boom
NASAL STICK
mint
boom.boom
NASAL STICK
tropical
boom.boom
NASAL STICK
lavender
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NASAL STICK

BOOMBOOM

Daily-Use Nasal Sticks That Help You Breathe Better and Feel Refreshed

boomboomnaturals.com Los Angeles, CA

Ecommerce | Consumer Goods | B2C | Health & Fitness | $5M+ Revenue

Highlights



$5M+ Revenue

Earned over the last 12 months

1	Proven Traction: $20M in sales since 2018
2	Exciting Growth Outlook: $8M Revenue and 4k new retail doors in 2024 projected
3	Sold in Major Retailers: CVS, Walgreens, Walmart, and many others (in 13,000+ doors total)
4	National Visibility: Viral episode on Shark Tank (Season 10, Episode 4)
5	Category Creator: Our *daily-use* nasal sticks drive true incremental sales for retail partners
6	Social Following: 136,000+ Followers on Instagram + TikTok

Featured Investors

 **Jack Jeng**
Invested $10,000 ⓘ



[Follow]

Syndicate Lead
Practicing physician passionate about leveraging technology to improve healthcare. Mayo Clinic educated, UCSF trained. Former chief medical officer at Hone Health and Scanwell Health (acq. by Becton Dickinson). Angel investor.

"I have invested in 200+ companies over the last decade as an angel with multiple successful exits. While I typically do not invest in CPG, I jumped at the opportunity to invest in BoomBoom because of the brand, traction, and execution. John has built this business from nothing to millions in revenue, creating an exciting new category with a loyal user base. His successful push into retail demonstrates the company's potential and I am thrilled to join John in his mission to help the world breathe better."

Other investors include Friends & Family & 77 more

Our Team



John Pinto Co-Founder & CEO

John is a dynamic leader and has been building BoomBoom for nearly a decade. He was the first employee at an INC 500 company and a collegiate athlete. He's a proud husband, father of 2 little boys, and passionate about health and wellness.



Dr. Chelsea Pinto Co-Founder & Product Development

Dr. Pinto, aka "the nose" at BoomBoom, utilizes her acute sense of smell for all product research and development. She also runs a clinic that specializes in caring for infants with tongue ties and is passionate about supporting new moms on their path.



Tyler Honaker VP of Ops & Finance

Tyler has a public accounting foundation with 10 years of experience in the start-up community, managing finance teams through growth stages and 2 successful acquisitions. He's found his sweet spot at BoomBoom acting as the bridge between ops & finance.



August Noble VP of Marketing

August has worked with some of the fastest growing companies in the world including Headspace & Unity. With hands-on experience scaling companies with strategic advertising, he leads the BoomBoom marketing team and drives the online business.

Join our mission to help people breathe better.



Your nose is *incredibly* powerful. By simply breathing through your nose (vs. mouth):

- You get more oxygen into your body (18% more on average)

- You facilitate the production of nitric oxide, which increases blood flow and oxygen delivery to the tissues

- You filter and humidify the air which maintains the health of your immune system

So why do we only think about our nose when it's clogged, runny, or when something smells bad?!

Why isn't there an everyday product with clean and simple ingredients that you can use to support nasal breathing, help you feel refreshed, and that doesn't remind you of being sick?

Stale Market

The global inhalation and nasal spray industry is estimated to be at $30+ billion. It's an old, boring, and sleepy category that hasn't seen innovation in years and is being dominated by legacy brands.

Oh, and most of the ingredients in these older products include harsh chemicals and drugs (ie. levmetamfetamine, propylhexedrine, and oxymetazoline).

Let's exhale that stale air and try something new.



CURRENT MARKET
✅ for daily-use
✅ supports nasal breathing
✅ multiple 'flavors'
✅ like a gum/mint for your nose
✅ for when you're sick
boom.boom
NASAL STICK
Experience breathing like never before
tropical
mint
❌ for daily-use
✅ supports nasal breathing
❌ multiple 'flavors'
❌ like a gum/mint for your nose
✅ for when you're sick
VapoInhaler
Benzedrex
NeilMed
Sinu Inhaler
Nasal Decongestant
Olbas
INHALER

That's where BoomBoom comes in:

- We are the daily-use nasal stick to help people *breathe better* and *feel refreshed* - it's not just for when you're sick!
- We are the nasal stick that has *multiple flavors/scents* - each of our sticks contains a proprietary blend of essential oils + menthol that are perfectly formulated for your nasal passages.
- Trying BoomBoom for the first time is an experience. Most people are surprised and delighted by the invigorating cooling vapors and how much it can help with congestion.

- FUN FACT: Your sense of smell is tied to memory! We have a growing list of customers reporting back how they've incorporated their BoomBoom stick into a daily routine to encourage nasal breathing so they can feel their best (athletes, professionals, Uber drivers, students, airplane passengers, medical providers, concert goers... and the list goes on).

Clean and simple ingredients are at the foundation of our business and principles. We believe in the power of plants and essential oils. We believe in living mindfully and harnessing the benefits of nasal breathing to feel our best.



INGREDIENTS YOU CAN PRONOUNCE

Eucalyptus Oil
Inhaling eucalyptus oil may help to loosen mucus and reduce stuffiness, especially when related to sinus congestion.

Menthol
It provides a cooling sensation, temporarily eases congestion, making breathing feel easier.

Peppermint Oil
Possesses some anti-inflammatory properties that might help soothe irritated nasal passages and reduce congestion.

BoomBoom's Bright Future

We've been head down creating an entirely new category and educating consumers for 10 years and the market's **nasal breathing awareness has never been higher.**

Look no further than the New York Times bestseller *"Breath"* by James Nestor, where he delves into the new science behind nasal breathing

and its profound benefits.

It's also worth mentioning the recent popularity of using mouth tape during sleep (big fans here at BoomBoom). This simple, yet highly effective tool, encourages nasal breathing while sleeping, transforming people's rest and wellbeing.

Our aspiration for BoomBoom is to emerge as the next prominent everyday carry item, serving as both an advocate for and a constant reminder of nasal breathing.

Think lip balm, gum, mints, or eye drops... but for your nose! We're on a mission to ensure BoomBoom finds a place in every retail store and drive our business forward towards this objective every day.


EVERYDAY CARRY ITEMS
BURT'S BEES
BEESWAX LIP BALM
Extra
LONG LASTING FLAVOR
PEPPERMINT
15 Sticks
boom.boom
NASAL STICK
mint
ALTOIDS
CURIOUSLY STRONG MINTS
PEPPERMINT
CLEAR EYES
MAXIMUM
ITCHY EYE RELIEF
Lip Balm
Gum
Nasal Stick
Mints
Eye Drops

Our Breath-Taking Story


OUR BREATH-TAKING STORY
FROM
SHARK TANK


TO
PHARMACIES
NATIONWIDE

Growing up, our CEO John was a mouth breather. Literally.

John suffered from allergies and nasal drip in his youth. After a basketball injury to the face, he finally underwent nasal surgery for a deviated septum to breathe better. However, after years of habitual mouth breathing, the switch to nasal breathing wasn't as automatic as he expected.

After trying a nasal stick for the first time, he was completely shocked by how it stimulated his neglected nasal passages and opened up his airway. To his surprise, the cooling and refreshing vapors made him feel more alert and present.

John was thrilled to introduce this product to his community. He collaborated with US scientists to develop an enhanced, safer, and more powerful version, BoomBoom, which he presented on Shark Tank in 2018.

With support from our team and incredibly loyal customers, BoomBoom is now the #1 reviewed nasal stick on Amazon and sold in ~13,000 retail doors across the US!

What our customers are saying:


TAKE THEIR WORD FOR IT
Virginia R
I can breathe
4 months ago
Tropical is my favorite. I can't believe how good they work with no medicine. Opens me right up.
Brandon W
Big ol deep breaths
Denise D
They really really work...
6 months ago
They really really work , I can breathe so much better. I have always been sort of "stuffy" and thought that was normal , not now , I can finally take deep breaths through my nose. Thank you !
Jim C
My best find of 2024 so far!
a month ago
What a terrific product! I've never breathed better! I honestly think it's made the biggest difference in dealing with my seasonal allergies as well! I'm a customer for life!
✓ I recommend this product
Terry B

What a product it works fast and it smells good too, I use this when I'm at the racetrack working and it relieves my congestion in seconds allowing me to breathe in tough conditions. Thanks a bunch
✓ I recommend this product
Review left on: Nasal Stick - Variety
✓ I recommend this product
Review left on: Nasal Stick - Variety 4-pacl
2 months ago
The various scents were a nice change from the straight menthol inhalers. Much more pleasant but still very effective.
✓ I recommend this product
Review left on: Nasal Stick - Variety

CURRENT RETAIL PARTNERS
CVS pharmacy
Walmart
Walgreens
Albertsons
DOORDASH
gopuff
STOP&SHOP
Wegmans
FredMeyer



















The journey into retail has been exciting! We are working with some of the biggest retail partners in the world and have new opportunities coming our way each month.

With a strong omnichannel sales model, we are meeting customers where they shop.

OMNICHANNEL BUSINESS MODEL
shopify
amazon







Wholesale
CVS pharmacy
Walgreens
UNFI
BETTER FOOD. BETTER FUTURE.
Partnerships / Live Events
HOSTAGE TAPE
INSOMNIAC

Over the years, we've uncovered that BoomBoom is a compelling impulse item which has driven our focus on retail expansion and getting "sticks in hands!" We know when people experience our product, they like it... they're intrigued and excited... and tell their friends about it.

We're driving meaningful incremental sales for our distribution partners and are on pace to nearly double our retail sales dollars again this year (2024 actual data is through Q1).



RETAIL MARKET DATA
$4,000,000
$3,000,000
$2,000,000
$1,000,000
2021
2022
2023
2024
Actual Retail $
Projected Retail $

		Total FMCG Retailers	Total FMCG Retailers	Total FMCG Retailers
		Year 2023 - W/E 12-30-2023	Year 2022 - W/E 12-31-2022	Year 2021 - W/E 01-01-2022
Category	Brand	Total $ Sales	Total $ Sales	Total $ Sales
NASAL MEDICATION	BOOMBOOM (BOOMBOOM NATURALS INC.)	$2,183,331	$1,288,486	$521,253

NIQ NielsenIQ Copyright 2024 Nielsen Consumer LLC

Forward-looking projections cannot be guaranteed.

We now have the infrastructure in place to scale and will continue building this company with a focus on:

1. Profit
2. Growth

2. Growth

3. Being the daily-use nasal stick category creator and leader



Forward-looking projections cannot be guaranteed.

We view retail as the primary catalyst for significant growth in the upcoming years, leveraging our online expertise to attract new customers and get them to physical stores looking for BoomBoom.

Why are we opening up this investment opportunity?

The answer is simple: to accelerate our growth as a company and to share the upside of our success with our supporters by allowing them to invest and reap the benefits with us!

We have a proven track record and process to expand into retail, but we need to add fuel to the fire and the time is now.

Historically throttled only by inventory financing, now is a perfect time to invest at a reasonable valuation with 10x potential.

What will your investment be used for?

- Working Capital (inventory & sales expenses)

- Marketing & Advertising (online & in-store)

- Key Sales & Marketing Hires

*See the "**Details**" tab for more info.

Why should you invest?

BoomBoom is an amazing tool that gets people to think about this "new concept" of nasal breathing in a unique way and encourages a daily routine.



Our company is proven and prepared to unlock massive growth in retail. We're off to a profitable start in Q1 2024, with a net income of $22,605 and revenue at $1,506,594.

Being able to win on-shelf and continue to grow distribution is our focus right now. Your investment will ensure that we can execute at the focus right now. Your investment will ensure that we can execute at the highest level, deploy meaningful in-store merchandising initiatives, and get BoomBoom into as many hands as possible.

We hope you join us on our mission to help the world breathe better!

